Exhibit 99.2

PORTAGE BIOTECH INC.

NEWS RELEASE

Portage Biotech Inc. Announces Pricing of Public Offering of 1,000,000 Ordinary Shares

Westport, Conn. - (June 24, 2021) - Portage Biotech Inc. (NASDAQ: PRTG) ("Portage" or the "Company") a clinical-stage immuno-oncology company focused on the development of therapies and treatments targeting cancer treatment resistance, today announced that it has priced its previously announced underwritten public offering of 1,000,000 ordinary shares. The public offering price of each ordinary share is $23.00. In addition, Portage has granted the underwriters a 30-day option to purchase up to an additional 150,000 ordinary shares at the public offering price, less underwriting discounts and commissions. This offering is expected to close on or about June 28, 2021, subject to satisfaction of customary closing conditions.

Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. are acting as book-running managers for the offering. B.Riley Securities, Inc. is acting as the lead manager for the offering

Portage intends to use the gross proceeds of $23,000,000 , before deducting underwriting discounts and offering expenses (without giving effect to any exercise of the underwriters' option to purchase additional ordinary shares, if any), for the acceleration of its PORT-2 and PORT-3 clinical programs, to prepare the next products to enter the clinic, and for working capital and other general corporate purposes.

The ordinary shares are offered pursuant to a shelf registration statement on Form F-3 (File No. 333-253468), including a base prospectus, filed by Portage on February 24, 2021 and declared effective by the Securities and Exchange Commission, or the SEC, on March 8, 2021. The offering will be made only by means of a prospectus. A preliminary prospectus supplement related to the offering was filed with the SEC on June 23, 2021 and is available on the SEC's website at www.sec.gov. A final prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC's website. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from the offices of: Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Ave., 4th Floor, New York, New York 10022, or by email at prospectus@cantor.com; or Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York 10004, by telephone at 212-667-8055, or by email at EquityProspectus@opco.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Portage Biotech Inc.

Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company's access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage's portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers, and virus-like particles. Within these five platforms, Portage has 10 products currently in development with multiple clinical readouts expected over the next 12-24 months. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements

This news release contains statements about the Company's information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations

Chuck Padala

chuck@lifesciadvisors.com

Media Relations

Kate Caruso-Sharpe

kcaruso-sharpe@lifescicomms.com